UNITED STATES DISTRICT COURT
          SOUTHERN DISTRICT OF NEW YORK
          - - - - - - - - - - - - - - - - - x

          KIM J. HAMMOND and JEFFREY DELL,  :      Index No.
                                                   95 Civ. 3363 (LAP)
                              Plaintiffs,   :
                                                   FIRST AMENDED
                    -against-               :      CLASS ACTION
                                                   COMPLAINT
          GROW GROUP, INC., JOHN F. GLEASON :
          RUSSELL BANKS and JOSEPH M.QUINN,
                                            :      JURY DEMAND
                              Defendants.
                                            :
          - - - - - - - - - - - - - - - - - x

                    Plaintiffs, for their amended complaint against defendants, allege as follows upon information and belief based upon their counsel's review and investigation of news reports, and public filings, including but not limited to the Schedule 14D-9 filed by Grow Group, Inc., dated May 4, 1995, and the Offer to Purchase dated May 4, 1995 filed by Imperial Chemical Industries PLC, except as to those allegations pertaining to themselves which are based upon plaintiffs' personal knowledge:

                            JURISDICTION AND VENUE

                    1.  This court has jurisdiction over the
          subject matter of this action under Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15
          U.S.C. SECTION78aa, 28 U.S.C. SECTION1331. The claims alleged herein arise under Sections 10(b) and 20(a) of the Exchange Act, 15 U.S.C. SECTIONSECTION78g(b) and 78t(a) and Rule 10b-5 promulgated thereunder by the Securities and Exchange Commission
          ("SEC"), 17 C.F.R. SECTION240.10b-5.

                    2.  Venue is proper in this District under
          Section 27 of the Exchange Act and 28 U.S.C. SECTION1391(b). The acts giving rise to the violations of law complained of herein occurred, at least in part, in this District.
          In addition, defendant Grow Group, Inc. ("Grow" or the "Company") is a corporation organized under the laws of the state of New York and maintains offices and conducts its business in this District; its financial and legal advisors also maintain offices and conduct business in the District.

                    3. In connection with the acts, conduct and other wrongs complained of herein, defendants, directly and indirectly, used the means and instrumentalities of interstate commerce and the United States mails, and the facilities of the national securities markets.

                                 THE PARTIES

                    4. Plaintiff Kim J. Hammond sold 10,300 shares of Grow common stock on May 2, 1995 at a price of $17 7/8 per share.

                    5. Plaintiff Jeffrey Dell sold 15,000 shares of Grow common stock on May 2, 1995 at a price of $17 3/4 per share.

                    6.  Defendant Grow Group is a corporation
          organized and existing under the laws of the State of New York with offices at 200 Park Avenue, New York, New York. Grow Group manufactures and markets trade paints and coatings, chemical automotive and industrial products, including thinners, adhesives and plastisols, high gloss urethane coatings and chemical coatings. The Company had, as of February 1, 1995, approximately 16 million shares outstanding held by approximately 4,000 shareholders of record. Approximately 25% of Grow's outstanding common stock was owned by Corimon, S.A.C.A. ("Corimon").

                    7. Defendant Russell Banks ("Banks") is and was, at all relevant times, the Company's President and Chief Executive officer.

                    8. Defendants John F. Gleason ("Gleason") is and was, at all relevant times, a director and Executive Vice President of Grow.

                    9. Defendant Joseph M. Quinn ("Quinn") is and was, at all relevant times, a director and Executive Vice President and Chief Operating Officer of Grow.

                              CLASS ALLEGATIONS

                    10.  Plaintiffs bring this action as a class
          action pursuant to Rules 23(a) and 23(b)(3) of the Federal Rules of Civil Procedure on behalf of themselves and all other persons similarly situated (the "Class") who sold Grow securities during the period from January 26, 1995 to May 4, 1995, inclusive (the "Class Period") and who sustained damages as a result of such transactions. Excluded from the Class are the defendants herein, members of the immediate families of and persons affiliated with each defendant, the legal representatives, heirs, and successors or assigns of any of the defendants.

                    11. There are over 16 million shares of Grow common stock publicly outstanding, in excess of 2 million of which were actively traded during the Class Period. Thus, the members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members can only be determined by appropriate discovery, plaintiffs believe that Class members number in the thousands because Grow common stock was actively traded on the New York Stock Exchange, an efficient market, during the Class Period.

                    12. The representative plaintiffs' claims are typical of the claims of the members of the Class. Plaintiffs and all Class members sustained damages as a result of defendants' wrongful conduct complained of herein.

                    13.  Plaintiffs will fairly and adequately
          protect the interests of the Class members and have retained counsel competent and experienced in class and securities litigation.

                    14.  A class action is superior to other
          available methods for the fair and efficient adjudication of this controversy. Since the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for the Class members individually to seek redress for the wrongful conduct alleged.

                    15. Common questions of law and fact exist as to all Class members and predominate over any questions affecting solely individual Class members. Among the questions of law and fact common to the Class are:

                         a.  whether the federal securities laws
          were violated by defendants' acts as alleged herein;

                         b.  whether representations made to the
          investing public and the shareholders of Grow during the Class Period omitted and/or misrepresented material facts about the Company's efforts to sell itself to a third party;

                         c.  whether defendants failed to timely
          disclose material facts necessary in order not to mislead the investing public; and

                         d.  whether the members of the Class have
          sustained damages and, if so, what is the proper measure of such damages.

                           SUBSTANTIVE ALLEGATIONS

          BACKGROUND

                    16.  pursued a strategy of growth through
          acquisitions. In August, 1993, the Company acquired the stock of Zynolyte Products Company ("Zynolyte"), a producer and marketer of paint products headquartered in Carson, California. The purchase price was roughly $16.3 million in cash. Thereafter, in August 1994, the Company acquired substantially all of the assets and assumed certain of the liabilities of Sinclair Paint Company, in a purchase transaction for approximately $51 million in cash.

                    17. During October 1994, Grow announced that it had entered into a letter of intent to acquire Martin Paint Co., a private company which generated about $40 million in annual revenues through 42 stores primarily in New York. The Martin Paint transaction was expected to close in December 1994 or in January 1995. In mid-November 1994, Grow announced that its board of directors had approved a letter of intent to purchase Manhattan Products Inc., a maker and marketer of liquid household cleaning products that had sales of about $22 million in 1993. Terms of the transaction were not disclosed. The Manhattan Products transaction was scheduled to close in February 1995.

                    18.  On December 8, 1994, defendant Grow
          announced, without explanation, that it had terminated discussions with Martin Paint. Concurrent with this announcement, Grow announced that its credit line had been increased to $75 million from $60 million and that the board of directors of Grow had authorized the repurchase of up to 200,000 of the Company's shares in the open market. As reported by a December 8, 1994 PR Newswire article, defendant Banks, commenting on the board's authorization to buy back the Company's stock, stated: "This share repurchase program demonstrates our conviction in our objectives and belief that Grow's shares are substantially undervalued."

                    19.  In an interview reported in the Wall
          Street Transcript on or about December 26, 1994, defendant Banks commenting on the stock market and the Company's strengths reiterated his views that the Company was undervalued:

               I don't know if there's any president who's very happy with the stock market. I particularly don't like the volatility caused by rumors. At the present moment, I think we have a firm base. I believe the company is worth considerably more than what it's selling for on the market, but I believe that most executives feel that way about their companies.

          In his comments, defendant Banks noted that the Company's smaller stockholders had sold their securities and that Grow's shares were being purchased by more institutions.

          THE JANUARY 26, 1995 PRESS RELEASE

                    20. On January 26, 1995, defendant Grow issued its second quarter fiscal 1995 results and concurrently announced in a press release that the Grow board of directors had unanimously authorized Grow's financial advisor, Wertheim Schroder & Co., Inc. ("Wertheim") to assist the Company in considering and reviewing alternatives to enhance shareholder value. Defendant Banks was quoted in the January 26th press release on the subject of the shareholder enhancement plan:

               Corimon, our Venezuelan strategic partner which currently holds approximately 25% of the Company's stock, recently entered into a letter of intent to purchase control of Standard Brands Paint Company. The event has caused Grow to reexamine its strategic plans to include additional alternatives to raise shareholder and employee value.

                    21.  On the day prior to the January 26th
          announcement, Grow common stock closed at $13 7/8 per share on volume of roughly 16,000 shares. On January 26th, following the announcement, Grow common stock closed at $15 7/8 per share on volume of roughly 226,000 shares.

                    22.  The January 26th statements were
          materially false and misleading and/or omitted to state material facts necessary to make the statements made, in the light of the circumstances under which they were made, not misleading, because defendants failed to disclose the following facts (all of which were recently disclosed by defendants in Grow's Schedule 14D-9 dated May 4, 1995, pertinent portions of which are annexed hereto as Exhibit A):

                         a.  Prior to November 4, 1994, Wertheim,
          at the request of defendants, had initiated contact with Imperial Chemical Industries PLC ("ICI") (Grow Schedule
          14D-9 at 12);

                         b.  On November 4, 1994, following the
          Wertheim contact, defendant Banks met in London with Mr. John Dewhurst, ICI's General Manager of Planning and Acquisitions, to discuss on a preliminary basis whether ICI would be interested in considering a possible acquisition of the Company or a significant portion of its assets (Id.);

                         c.  On November 22, 1994, Mr. John
          Thompson, Chief Planner of ICI's paints division, met in New York with defendant Banks to further discuss on a preliminary basis ICI's interest in the company (Id.);

                         d.  On December 1, 1994, ICI and the
          Company entered into a Non-Disclosure Agreement pursuant to which ICI agreed to keep confidential non-public information to be furnished by Grow to ICI (Id.);

                         e.  During December 1994, Grow furnished
          ICI with certain non-public information pursuant to the Non-Disclosure Agreement and defendant Banks met with Mr. Thompson to discuss possible alternative structures for an acquisition by ICI of Grow or a significant portion of its assets (Id.);

                         f.  In late December 1994, a
          representative of Wertheim Schroder met with Mr. Thompson near London and there was a discussion concerning the possibility of ICI acquiring the entire Company (Id.);

                         g.  On January 16, 1995, ICI sent a letter
          to Grow stating that based on its preliminary, non-binding evaluation, ICI valued the Company's Coatings and Chemicals Group (which in fiscal 1994 generated roughly 80% of Grow's revenues) for purposes of an asset acquisition in the range of $250-275 million. ICI's letter also stated that while ICI's preference was to purchase the assets of the Company's Coating and Chemicals Group, it was prepared to consider a transaction based on a purchase of the Company's shares. The letter further stated that ICI was prepared to commence negotiations with the Company and ICI requested further due diligence and a 90-day exclusive negotiating period (Id.); and

                         h.  On January 19, 1995, defendant Banks
          met in New York with Mr. Thompson and Mr. Herman Scopes, the Chief Executive Officer of ICI's paints division, to conduct further discussions concerning ICI's interest in Grow (Id.).

                    23.  The January 26th statements were also
          materially false and misleading and/or omitted to state material facts necessary to make the statements made, in the light of the circumstances under which they were made, not misleading, because defendant Banks stated that Grow's reexamination of its strategic plans was caused by Corimon's January 9, 1995 execution of a letter of intent to purchase control Standard Brands. In fact, as noted above, Grow's "exploration of strategic alternatives" predated Corimon's execution of a letter of intent with Standard Brands by several months. Indeed, it appears that Wertheim, acting on behalf of and at the behest of defendants, initiated contact with ICI prior to the initiation of any contacts by Standard Brands (or any persons acting on its behalf) with Corimon.

                    24. The January 26th statements were further materially false and misleading in that, together with the Company's December 8, 1994 announcement that it had authorized a stock repurchase plan, they created the false impression that Grow was just beginning the process of exploring its strategic alternatives. In fact, however, defendants Grow and Banks had been engaged in negotiations with ICI at the highest corporate levels, numerous meetings had occurred between top executives of Grow and ICI prior to the January 26th statements, and these discussions had encompassed issues of both price and structure for a possible business combination.

                    25.  Following the January 26 press release,
          defendants continued to conduct negotiations with ICI. From February 7-10, 1995, ICI conducted business and legal due diligence with respect to Grow. On February 8, 1995, at a Grow board meeting, defendant Banks reviewed with the board the status of discussions between Grow and ICI. On February 21, defendant Banks and another officer of Grow met with ICI's paint division chief planner and discussed ICI's valuation views for an acquisition of the whole company in the range of $17.50 to $18.50 per share. Negotiations continued throughout February, March and April 1995.

          THE APRIL 28, 1995 PRESS RELEASE

                    26.  On April 28, 1995, defendants issued a
          press release which stated that Grow:

               . . . has entered into negotiations with a third party concerning an acquisition of Grow. The third party, which has substantially completed its due diligence review, has proposed to acquire 100% of Grow's common stock and has indicated a willingness to pay Grow's public stockholders $18.10 per share in cash. Any such transaction would be subject to negotiation and execution of a definitive agreement and approval of Grow's Board of Directors.

                    27.  The foregoing statement was materially
          false and misleading and/or omitted to state material facts necessary to make the statements made, in the light of the circumstances under which they were made, not misleading, because the press release created the materially misleading impression that the negotiations had been entered into shortly before the issuance of the press release, when, in fact, serious negotiations between defendants and ICI had been ongoing for six months since early November 1994. The statement was further materially false and misleading in that it created the false and misleading impression that the ICI transaction arose following and as a result of the Company's January 26th public announcement of its authorization to Wertheim to assist in the consideration and review of strategic alternatives, that the Company had been "shopped" and that the proposed transaction with ICI represented the culmination of the process commenced in January.

          THE MAY 1, 1995 PRESS RELEASE

                    28. Prior to the opening of business on May 1, 1995, defendants issued a press release, stating that
          Grow:

               has entered into a definitive  merger
               agreement pursuant to which Imperial Chemical
               Industries, PLC, an English Company ("ICI"), would offer to purchase all the outstanding shares of Grow for $18.10 per share.

                             *        *        *

               Grow also stated that Corimon, a Venezuelan corporation which owns approximately 25% of Grow's shares, had entered into a separate
               Option Agreement with ICI in which Corimon agreed to sell its Grow shares to ICI at a price of $17.50 per share.

                             *        *        *

               The Board of Directors of Grow unanimously approved the transaction based upon, among other things, an opinion as to the fairness of the offer and the merger from Wertheim Schroder & Co., Incorporated.

                             *        *        *

               In announcing the execution of the Merger
               Agreement, Russell Banks, President and Chief Executive Officer of Grow, said, 'We are extremely pleased to be able to propose to shareholders what we believe represents an attractive opportunity . . . . '

                    29. On May 1, 1995, Grow common stock closed at $17 3/4 per share on volume of in excess of 100,000 shares.

                    30. The April 28th and May 1st press releases were materially false and misleading and/or omitted to state material facts necessary to make the statements made, in the light of the circumstances under which they were made, not misleading, in at least the following respects:

                         a.  defendants failed to disclose that as
          early as March 17, 1995, The Sherwin-Williams Company ("Sherwin-Williams") had offered to enter into a confidentiality agreement with Grow in order to permit Sherwin-Williams to enter into a definitive agreement for 100% of Grow, and Sherwin-Williams had sent Grow a fully executed confidentiality agreement on March 31, 1995 which agreement was never executed by Grow;

                         b.  defendants failed to disclose that, on
          April 17, 1995, defendant Banks informed Sherwin-Williams that it was to be excluded from any bidding process for Grow;

                         c.  defendants failed to disclose that
          since April 17, 1995 and despite its exclusion from any bidding process, Sherwin-Williams' financial advisors had been in contact with Grow's financial advisor and had expressed Sherwin-Williams' continued serious interest in pursuing a transaction with Grow;

                         d.  defendants failed to disclose that on
          the evening of April 28, 1995, Sherwin-Williams sent a letter to defendant Banks, with copies to each of the other individual defendants, to all of Grow's outside directors and to Grow's financial and legal advisors.
          The April 28th letter stated that Sherwin-Williams was still seriously interested in a transaction with Grow, that financing an all-cash transaction would not represent "any impediment" given Sherwin-Williams' financials strength, that Sherwin-Williams was "extremely confident that the antitrust laws would not impede [its] ability to consummate a transaction," and that Sherwin-Williams had retained the investment banking firm of Lazard Freres & Co. and the law firm of Rogers & Wells to provide Sherwin-Williams with financial and legal counsel in connection with an acquisition by Grow. The April 28th letter further stated that Sherwin-Williams was prepared to "enter into immediate discussions with you and your directors, management and advisors about a transaction" with Sherwin-Williams. A copy of the April 28th letter is quoted verbatim in Exhibit A at p. 16; and

                         e.  defendant Banks' statement that the
          board was "extremely pleased to be able to propose what we believe represents an attractive opportunity" was materially false and misleading in that it created the false impression that the Company had been fully "shopped" by defendants, with the assistance of Wertheim, and that defendants had obtained the best available transaction for the Company and its public shareholders. In fact, however, as a result of defendants' refusal to deal with Sherwin-Williams, the Company had not been fully shopped and defendants had not obtained the best available transaction for the Company and its public shareholders. Indeed, because Sherwin-Williams, like ICI, would have been considered a strategic buyer for Grow, defendants should have known that Sherwin-Williams would have been willing to pay a little more for Grow because of the product mix and the synergies on the marketing or manufacturing side. The existence of more than a single strategic buyer for the Company would likely -- and, in fact, did -- result in a bidding contest for Grow which would produce a price for Grow in excess of $18.10 per share.

                    31.  Following the belated disclosure of the
          April 28th letter on May 4, 1995, the price of Grow common stock traded above ICI's $18.10 offering price. Thus, on May 5, 1995, Grow common stock closed at $19 1/2 per share on volume of in excess of 121,000 shares.

                    32.  On May 8, 1995, the second trading day
          following the disclosure of the April 28th letter, Sherwin-Williams commenced a tender offer for all shares of Grow at a price of $19.50 per share cash. On May 8, 1995, Grow common stock traded as high as $20 3/8 per share on volume of in excess of 980,000 shares.

                    33.  On May 12, 1995, Grow announced that it
          had entered into a confidentiality agreement with Sherwin-Williams. On that day, Grow common stock closed at $20 1/8 per share on volume of in excess of 175,000 shares.

                    34. On May 16, 1995, defendant Grow announced that it had discussions with both bidders and had urged both to increase their bids. On that day, Grow common stock closed at $21 per share on volume of in excess of 499,000 shares. On May 22, 1995, ICI raised its bid for Grow to $22 per share, which bid was accepted by Grow on that day.

                    35. On May 22, 1995, Grow common stock reached a high of $22 3/8 per share and closed at $21 7/8 per share on volume of in excess of one million shares.

                    36.  By means of the aforesaid
          misrepresentations and omissions (and the failure to correct same) set forth above, and/or with reckless disregard of the facts, defendants unlawfully and artificially affected the market price of Grow securities. In ignorance of the false and misleading nature of the representations discussed above, plaintiffs and the members of the Class relied, to their detriment, on the integrity of the market and/or the above-cited misrepresentations of the defendants and sold their Grow securities.

                    37.  Had plaintiffs and the members of the
          class known the foregoing facts, including but not limited to the fact that Grow was in serious discussions with ICI as early as November 1994 and continuing throughout the period prior to the January 26th statements, and had received repeated serious indications of interest from Sherwin-Williams culminating in the April 28th letter, they would not have sold their securities during the Class Period.

                    38.  By reason of the foregoing, defendants
          violated and/or aided and abetted violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder in that they: (a) employed devices, schemes and artifices to defraud; (b) made untrue statements of material fact or omitted to state material facts necessary in order to make the statements set forth above, in light of the circumstances under which they were made, not misleading; and (c) engaged in acts, practices and/or a course of business which would and did operate as a fraud and deceit upon the plaintiffs and other owners of Grow securities who sold their securities during the Class Period.

                    39. Defendants, by virtue of their offices and directorships, were at the time of the wrongs alleged herein, controlling persons of Grow within the meaning of
          Section 20(a) of the Exchange Act. Defendants had the power and influence which they exercised to cause Grow to engage in the conduct and practices complained of herein. Their positions within the Company made them privy to, and provided them with, actual knowledge of the material facts concealed from plaintiffs and the Class.

                    40. By reason of the conduct described herein, defendants are liable to plaintiffs and the other members of the Class for the substantial damages which they suffered in connection with their sales of Grow securities.

                    WHEREFORE, plaintiffs demand judgment against defendants, as follows:

                    A. Certifying this action as a class action, certifying plaintiffs as class representatives thereof, and plaintiffs' counsel as class counsel;

                    B. Declaring and determining that defendants violated the federal securities laws by reason of the deceptive conduct and misstatements and omissions as alleged herein;

                    C.  Awarding money damages against the
          defendants, jointly and severally, and in favor of plaintiffs and the other members of the Class for all losses and injuries suffered as a result of the acts and transactions complained of herein, together with prejudgment interest on all of the aforesaid damages which the Court shall award from the date of said wrongs to the date of judgment herein at a rate the Court shall fix;

                    D.  Awarding plaintiffs the costs of this
          action, including reasonable attorneys' fees and expert fees and disbursement; and

                    E. Granting such other and further relief as this Court may deem just and proper.

                                 JURY DEMAND

                    Plaintiffs demand trial by jury.

          Dated:    May 30, 1995

                                        ABBEY & ELLIS

                                   By:
                                        Judith L. Spanier (JS-5065)
                                        212 East 39th Street
                                        New York, New York  10016
                                        (212) 889-3700